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                            November 3, 2023

       Quan Long
       Chief Executive Officer
       Autohome Inc.
       18th Floor Tower B, CEC Plaza
       3 Dan Ling Street
       Haidian District, Beijing 10080
       The People's Republic of China

                                                        Re: Autohome Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-36222

       Dear Quan Long:

              We have reviewed your September 13, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 29, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       General

   1. We note your response to prior comment 1(c) regarding your proposed treatment of time deposits as cash for
purposes of section 3(a)(1)(C) of the Investment Company Act of
                                                        1940, as amended (
Company Act   ). Please tell us how the calculations in your response
                                                        to prior comment 8, in
your letter dated July 25, 2023, change if you were to treat such time deposits as
investment securities for purposes of the Company Act. Also, tell us whether this change
would affect your conclusion that the Company is not an investment company, as defined in
the Company Act.
 Quan Long
FirstName
Autohome LastNameQuan    Long
          Inc.
Comapany 3,
November  NameAutohome
             2023         Inc.
November
Page 2    3, 2023 Page 2
FirstName LastName
2. Please further revise the statement referenced in your response to prior comment 1(g) as
         follows, to the extent accurate:    Since its incorporation in 2013,
Beijing Prbrownies
         Business has been primarily engaged in the aforementioned Beijing Prbrownies Business, and has not been primarily engaged in the business of investing, reinvesting, owning, holding, or trading in securities.
       Please contact Megan Akst at 202-551-3407 or Christine Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Craig Yan Zeng